UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-4682

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Thomas & Betts Corporation

Employees’ Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Thomas & Betts Corporation
8155 T&B Boulevard
Memphis, Tennessee 38125

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Retirement Plans Committee of Thomas & Betts Corporation
Thomas & Betts Corporation Employees’ Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Thomas & Betts Corporation Employees’ Investment Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

/s/  KPMG LLP
Memphis, Tennessee
June 19, 2009

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31,
	2008	2007

PLAN ASSETS
Investments at fair value:
Mutual funds	$124,699	$144,069
Collective trust funds	40,729	26,495
Thomas & Betts Corporation stock fund	8,980	15,388

Total investments at fair value	174,408	185,952

Participant loans	5,925	4,849

Receivables from Thomas & Betts Corporation:
Contributions by participants	34	67
Contributions by employer	18	58

Total receivables	52	125

Net assets available for benefits before adjustment	180,385	190,926
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	840	(197)

NET ASSETS AVAILABLE FOR BENEFITS	$181,225	$190,729

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Years Ended December 31,
	2008	2007	2006

Investment income (loss):
Interest and dividends	$5,875	$9,101	$7,156
Net appreciation (depreciation) in fair value of investments:
Net realized gain (loss) on sales of investments	(2,601)	4,880	3,453
Unrealized appreciation (depreciation) of investments	(53,212)	(1,692)	8,160

	(55,813)	3,188	11,613

Total investment income (loss)	(49,938)	12,289	18,769
Contributions:
Participants	11,136	13,750	9,428
Employer	5,521	4,347	3,616

Total contributions	16,657	18,097	13,044
Assets received from plan mergers	40,299	—	—

Total additions	56,956	18,097	13,044

Administrative expenses	(78)	(117)	(107)
Withdrawals	(16,444)	(15,660)	(15,568)

Net increase (decrease)	(9,504)	14,609	16,138
Net assets available for benefits:
Beginning of year	190,729	176,120	159,982

End of year	$181,225	$190,729	$176,120

See accompanying notes to financial statements.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:	Plan Description

General

The Board of Directors of Thomas & Betts Corporation (the “Corporation”) adopted the Thomas & Betts Corporation Employees’ Investment Plan (the “Plan”) effective July 1, 1984. The participants in the Plan are eligible employees of the Corporation and its participating subsidiaries. Eligibility, participation, enrollment, contributions, vesting, forfeitures, loans, withdrawals, distributions, and other Plan provisions are described in detail in the Plan document.

Events Affecting the Corporation and the Plan

Contributions Related to Change in Pension Benefits

During 2007, the Board of Directors of the Corporation approved an amendment to one of the Corporation’s major domestic pension plans (“The Thomas & Betts Pension Plan”) that generally precludes participation by employees hired after December 31, 2007, and the Plan was amended to allow employer nonelective contributions for the benefit of such pension ineligible employees. Such nonelective contributions are discussed below in this Note 1.

Acquisitions and Mergers

On January 17, 2008, the Corporation acquired Homac Mfg. Company (“Homac”). Eligible employees of Homac continued to actively participate in the Homac Mfg. Company Profit Sharing Retirement Plan (the “Homac Plan”) until the last payroll period ending before July 1, 2008. Effective July 1, 2008, eligible covered employees at the former Homac locations became participants in the Plan. On July 15, 2008, the Homac Plan was merged into the Plan, and the net asset balance of the Homac Plan of $9.3 million was transferred to the Plan. As of December 31, 2008, account balances belonging to former Homac employees represented approximately 4% of the Plan’s net assets.

On November 5, 2007, the Corporation acquired The Lamson & Sessions Co. (“LMS”). Eligible employees of LMS continued to actively participate in The Lamson & Sessions Co. Deferred Savings Plan (the “LMS Plan”) until the last payroll period ending in 2008. On December 31, 2008, the Corporation approved the merger of the LMS Plan into the Plan, and the net asset balance of the LMS Plan of $31.0 million was transferred to the Plan. As of December 31, 2008, account balances belonging to former LMS employees represented approximately 17% of the Plan’s net assets.

On July 25, 2007, the Corporation acquired the Joslyn Hi-Voltage (“JHV”) and Power Solutions (“DPS”) businesses of Danaher Corporation. The JHV and DPS businesses included employees of Joslyn Hi-Voltage Company, LLC, Jennings Technology Company, LLC and Danaher Power Solutions, LLC. The Corporation amended the Plan to permit participation by the former employees of JHV and DPS effective July 25, 2007. As of December 31, 2007, account balances belonging to former JHV and DPS employees represented approximately 2% of the Plan’s net assets.

In 2006, the Corporation acquired Hi-Tech Fuses, Inc. The Corporation amended the Plan to permit participation by certain former employees of Hi-Tech Fuses, effective September 1, 2006.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Contributions by Participants and Employer

An eligible covered employee may elect to authorize before-tax contributions in an amount equal to any whole percentage of their compensation up to 30% each payroll period subject to certain limitations; however, highly compensated employees (“HCEs”) are generally limited to before-tax contributions of 5% of their compensation in each payroll period. Former JHV and DPS HCEs were permitted to defer up to 9% of their compensation in each payroll period prior to January 1, 2008.

In general, for eligible covered employees in 2008, 2007 and 2006, the Corporation matched 75% of a participant’s before-tax contributions up to 3% of compensation and 50% of the amount of a participant’s before-tax contributions over 3% and up to 5% of compensation, subject to regulatory limitations (“the general employer match”).

Former employees of JHV and DPS received a match of 50% of their before-tax contributions up to 6% of compensation from the date they entered the Plan (July 25, 2007) until the last payroll period ending in 2007. Effective January 1, 2008, former non-bargaining employees of JHV and DPS receive the general employer match. Bargaining former employees of JHV and DPS continue to receive a match of 50% of their before-tax contributions up to 6% of compensation.

A participant who has attained age 50 before the end of a Plan year may also elect to make before-tax catch-up contributions. The Corporation does not make matching contributions with respect to any catch-up contributions.

Nonelective Contributions by Employer

Effective January 1, 2008, employees of the Corporation who are ineligible to receive benefits under The Thomas & Betts Pension Plan will receive a nonelective contribution equal to 3% of compensation (“3% nonelective contribution”) and an additional 2% of compensation in excess of the Social Security Taxable Wage Base in effect at the beginning of the calendar year.

The nonelective contribution will be provided to the former Homac location participants and former LMS participants at designated locations effective January 1, 2009.

The nonelective contribution was provided to eligible former JHV and DPS employees from the date they entered the Plan (July 25, 2007). However, bargaining former employees of JHV and DPS are eligible only for the 3% nonelective contribution.

Participant Accounts

Each participant’s separate account is credited with the participant’s contributions and allocations of employer contributions, earnings (loss) on the account and administrative expenses. Allocations of earnings (loss) and expenses are based upon the market activity and fees of the investment options selected by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Vesting

A participant vests in employer contributions at the end of each year starting with the second year of vesting service, at the rate of 25% each year (fully vested after five years). A participant in the Plan whose employment terminates for any reason before his or her death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion of his or her employer contribution account, adjusted for Plan earnings or losses thereon. A participant is entitled to receive 100% of the participant’s own contributions, adjusted for Plan earnings or losses thereon.

Forfeitures

Employees of certain entities acquired by the Corporation have a 100% non-forfeitable right to the amounts in their accounts attributable to transferred contributions from the acquired entity’s plan and, in certain cases, to the amount in their former employer contribution accounts. In addition, certain participants who were employed by JHV and DPS on July 24, 2007, have a 100% non-forfeitable right to all amounts in their accounts.

Under the provisions of the Plan, unvested employer contributions are subject to forfeiture at the time a participant has a severance of employment. Unallocated forfeitures are invested in the Vanguard Retirement Savings Trust and such forfeitures and related earnings, if any, can reduce future employer contributions. Forfeitures used to offset employer contributions totaled $0.3 million, $0.2 million and $0.2 million during the plan years ended December 31, 2008, 2007 and 2006, respectively. The Plan held unallocated forfeitures of $0.3 million, $0.4 million and $0.4 million at December 31, 2008, 2007 and 2006, respectively.

Investment Funds

Assets of the Plan are held in the following funds. The following descriptions were obtained from the respective investment managers.

(1)	Thomas & Betts Corporation Stock Fund — invests in common stock of the Corporation and the Vanguard Federal Money Market Fund.
(2)	Vanguard Wellington Fund — invests 60% to 70% of its assets in common stocks of established medium-size and large companies, commonly referred to as value stocks. Remainder of assets invested mainly in fixed income securities, such as corporate bonds and U.S. Government securities.
(3)	Vanguard 500 Index Fund — invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard & Poor’s 500 index.
(4)	Vanguard Total Bond Market Index Fund — utilizes a passive management or indexing approach which seeks to track the performance of the Barclays Capital U.S. Aggregate Bond Index, which measures a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States.
(5)	Vanguard International Growth Fund — invests in the stocks of companies located outside the United States with above-average growth potential.
(6)	Vanguard U.S. Growth Fund — invests mainly in large-capitalization stocks of companies based in the United States.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

(7)	Vanguard PRIMECAP Fund — seeks long-term capital appreciation, using a fundamental approach to invest in growth-oriented companies at attractive valuation levels, generally large- and mid-capitalization stocks.
(8)	Vanguard Windsor II Fund — invests in undervalued, income-producing stocks, characterized by above-average income yields and below-average price/earnings ratios relative to the stock market.
(9)	Vanguard Explorer Fund — invests in a diversified group of small-company stocks with prospects for above-average growth.
(10)	Vanguard Extended Market Index Fund — utilizes a passive management or indexing approach which seeks to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies.
(11)	Vanguard Capital Opportunity Fund — invests mainly in U.S. stocks, with an emphasis on companies that have prospects for rapid earnings growth.
(12)	Vanguard Growth Index Fund — utilizes a passive management or indexing approach which seeks to track the performance of the MSCI US Prime Market Growth Index, a broadly diversified index representing large U.S. companies.

Year Investors Plan to Retire

(13)	Vanguard Target Retirement 2005 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Before 2008

(14)	Vanguard Target Retirement 2010 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2008 and 2012

(15)	Vanguard Target Retirement 2015 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2013 and 2017

(16)	Vanguard Target Retirement 2020 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2018 and 2022

(17)	Vanguard Target Retirement 2025 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2023 and 2027

(18)	Vanguard Target Retirement 2030 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2028 and 2032

(19)	Vanguard Target Retirement 2035 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2033 and 2037

(20)	Vanguard Target Retirement 2040 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2038 and 2042

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Year Investors Plan to Retire

(21)	Vanguard Target Retirement 2045 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2043 and 2047

(22)	Vanguard Target Retirement 2050 Fund — invests in other Vanguard mutual funds with asset allocations becoming more conservative over time as investors plan to retire.	Between 2048 and 2053

(23)	Vanguard Target Retirement Income — invests in other Vanguard mutual funds with asset allocations designed for investors currently in retirement.

(24)	Vanguard Retirement Savings Trust — collective trust fund that invests in investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments.

(25)	Invesco Stable Value Trust — collective trust fund that invests in a highly diversified portfolio of investment grade fixed and floating rate securities and may enter into security investment contracts issued by banks and securities companies. The Fund was an investment option in the LMS Plan, which was merged into the Plan effective December 31, 2008. Investments in the fund will be invested in the Vanguard Retirement Savings Trust as they are redeemed in 2009. The Invesco Stable Value Trust will not be an available investment option for future contributions to the Plan.

The following funds were available investment options to the plan prior to March 1, 2007: Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard LifeStrategy Income Fund, and Vanguard LifeStrategy Conservative Growth Fund. On June 1, 2007, each of these fund investments were closed and transferred to Vanguard Target Retirement Funds.

Each participant may direct contributions in any one or more of the above funds. Each participant may change the amount and allocation of his or her contribution or reallocate existing balances among funds by notifying The Vanguard Group, Inc., the Plan’s recordkeeper, on any business day. Employees working out of LMS or Homac locations and former employees of JHV and DPS may not allocate contributions to the Thomas and Betts Corporation Stock Fund. For contributions made after December 31, 2007, the appropriate Vanguard Target Retirement Fund became the default investment for participants who fail to make an investment election for contributions.

Participant Loans

The Plan permits active participants with vested accrued benefits, excluding nonelective contributions, of at least $2,000 to borrow directly from their account. Participants may borrow a minimum of $1,000, up to a maximum of the lesser of $50,000 or 50% of their vested accrued benefit, after excluding nonelective contributions, for a period of up to 5 years. Participants may not have more than one outstanding loan at any time. The interest rate charged is generally one percentage point greater than the prime rate on the first business day of the month in which the loan is granted. This rate does not change for the life of the loan. Loan repayments credited to a particular account of a participant are reinvested in proportion to the participant’s most recent

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

investment directive. Participant loans are recorded at amortized cost, which approximates fair value. There were 1,056 participants with loans outstanding as of December 31, 2008.

As a result of the Homac Plan and LMS Plan mergers, the Plan has outstanding loans with maturity dates in excess of 5 years. Participant loans outstanding in the Homac Plan and the LMS Plan on the date of the respective plan merger will continue to be subject to the loan provisions of those plans. The Homac Plan allowed loans for a period up to 10 years and the LMS Plan allowed loans for a period up to 15 years.

Note 2:	Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Note 3:	Fair Value Measurements

On January 1, 2008, the Corporation adopted SFAS No. 157, “Fair Value Measurements,” for measuring “financial” assets and liabilities. SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a framework for measuring fair value by creating a hierarchy of valuation inputs used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities; Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly; and, Level 3 inputs are unobservable inputs in which little or no market data exists, therefore requiring a company to develop its own valuation assumptions.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Investments at Estimated Fair Value
			Valuation
	Investments at		Techniques
	Fair Value as	Valuation	Incorporating
	Determined by	Techniques	Information
	Quoted Prices	Based on	Other Than
	in Active	Observable	Observable
	Markets	Market Data	Market Data
	(Level 1)	(Level 2)	(Level 3)	Total
(In thousands)

Mutual funds	$124,699	$—	$—	$124,699
Collective trust funds	—	40,729	—	40,729
Thomas & Betts Corporation stock fund	8,980	—	—	8,980

Total investments at fair value	$133,679	$40,729	$—	$174,408

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds:  Fair value reflects the net asset value of shares as of the close of the active market on which the fund is traded.

Collective trust funds:  The underlying assets owned by the collective trust funds consist primarily of guaranteed investment contracts. Fair value of guaranteed investment contracts reflects the present value of expected future cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issue.

Thomas & Betts Corporation stock fund:  Fair value reflects the closing price reported on the New York Stock Exchange.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 4:	Investments

The following table presents investments at December 31, 2008 and 2007.

	2008		2007
	Number of		Number of
	shares/units		shares/units
	or principal		or principal
(In thousands)	amount	Fair Value	amount	Fair Value

Investments at fair value:
Thomas & Betts Corporation Stock Fund	1,145	$8,980	965	$15,388
Vanguard Wellington Fund	1,056	25,808	1,138	37,129
Vanguard 500 Index Fund	305	25,341	243	32,896
Vanguard Total Bond Market Index Fund	1,595	16,237	852	8,651
Vanguard International Growth Fund	902	11,003	480	11,904
Vanguard U.S. Growth Fund	669	8,198	713	14,192
Vanguard PRIMECAP Fund	136	6,065	39	2,787
Vanguard Windsor II Fund	305	5,835	352	11,009
Vanguard Explorer Fund	103	4,352	35	2,483
Vanguard Extended Market Index Fund	151	3,626	141	5,624
Vanguard Capital Opportunity Fund	171	3,453	160	5,887
Vanguard Growth Index Fund	28	562	24	806
Vanguard Target Retirement 2005 Fund	4	35	35	418
Vanguard Target Retirement 2010 Fund	66	1,160	55	1,264
Vanguard Target Retirement 2015 Fund	172	1,644	154	2,005
Vanguard Target Retirement 2020 Fund	90	1,491	84	1,978
Vanguard Target Retirement 2025 Fund	162	1,499	124	1,708
Vanguard Target Retirement 2030 Fund	69	1,065	42	1,014
Vanguard Target Retirement 2035 Fund	112	1,032	79	1,152
Vanguard Target Retirement 2040 Fund	26	391	11	267
Vanguard Target Retirement 2045 Fund	25	237	8	126
Vanguard Target Retirement 2050 Fund	11	172	7	163
Vanguard Target Retirement Income	577	5,493	54	606
Vanguard Retirement Savings Trust*	32,371	31,952	26,298	26,495
Invesco Stable Value Trust**	9,198	8,777	—	—

Total Investments		$174,408		$185,952

*	The contract value for the Vanguard Retirement Savings Trust was $32,371 and $26,298 as of December 31, 2008 and 2007, respectively.

**	The contract value for the Invesco Stable Value Trust was $9,198 as of December 31, 2008.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

A summary of net realized gains/losses on sales of investments for the years ended December 31, 2008, 2007 and 2006 follows:

	Proceeds		Net Realized
(In thousands)	From Sales	Cost	Gain (Loss)

2008
Thomas & Betts Corporation Stock Fund	$2,172	$2,176	$(4)
All other investments	40,526	43,123	(2,597)

	$42,698	$45,299	$(2,601)

2007
Thomas & Betts Corporation Stock Fund	$4,549	$2,949	$1,600
All other investments	34,801	31,521	3,280

	$39,350	$34,470	$4,880

2006
Thomas & Betts Corporation Stock Fund	$5,328	$3,802	$1,526
All other investments	29,807	27,880	1,927

	$35,135	$31,682	$3,453

A summary of unrealized appreciation (depreciation) of investments for 2008, 2007 and 2006 follows:

	Thomas & Betts
	Common Stock	All Other
(In thousands)	Fund	Investments	Total

Balance at December 31, 2005	$5,264	$9,468	$14,732
Change in unrealized appreciation (depreciation)	641	7,519	8,160

Balance at December 31, 2006	5,905	16,987	22,892
Change in unrealized appreciation (depreciation)	(799)	(893)	(1,692)

Balance at December 31, 2007	5,106	16,094	21,200
Change in unrealized appreciation (depreciation)	(7,630)	(45,582)	(53,212)

Balance at December 31, 2008	$(2,524)	$(29,488)	$(32,012)

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

During the years ended December 31, 2008, 2007 and 2006, the Plan’s investments, including investments bought and sold, as well as held, during the year, appreciated (depreciated), as follows:

(In thousands)	2008	2007	2006

Thomas & Betts Corporation Stock Fund	$(7,634)	$801	$2,167
Vanguard Wellington Fund	(9,032)	249	2,218
Vanguard 500 Index Fund	(12,270)	1,135	3,984
Vanguard Total Bond Market Index Fund	34	142	(51)
Vanguard International Growth Fund	(6,028)	365	870
Vanguard U.S. Growth Fund	(5,312)	1,263	122
Vanguard PRIMECAP Fund	(1,273)	85	87
Vanguard Windsor II Fund	(3,779)	(1,136)	964
Vanguard Explorer Fund	(904)	(98)	(74)
Vanguard Extended Market Index Fund	(2,303)	173	604
Vanguard Capital Opportunity Fund	(2,727)	(47)	347
Vanguard Growth Index Fund	(324)	45	23
Vanguard Target Retirement 2005 Fund	(55)	6	—
Vanguard Target Retirement 2010 Fund	(385)	1	—
Vanguard Target Retirement 2015 Fund	(596)	(27)	—
Vanguard Target Retirement 2020 Fund	(597)	(22)	—
Vanguard Target Retirement 2025 Fund	(645)	(23)	—
Vanguard Target Retirement 2030 Fund	(448)	(20)	—
Vanguard Target Retirement 2035 Fund	(521)	(12)	—
Vanguard Target Retirement 2040 Fund	(154)	(7)	—
Vanguard Target Retirement 2045 Fund	(92)	(3)	—
Vanguard Target Retirement 2050 Fund	(78)	(6)	—
Vanguard Target Retirement Income	(690)	7	—
Vanguard LifeStrategy Growth Fund	—	150	171
Vanguard LifeStrategy Moderate Growth Fund	—	105	109
Vanguard LifeStrategy Income Fund	—	18	23
Vanguard LifeStrategy Conservative Growth Fund	—	44	49

Net appreciation (depreciation) of fair value of investments	$(55,813)	$3,188	$11,613

Security transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. The cost of securities sold is based on the average cost of those securities.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 5:	Investment Fund Participation

As of December 31, 2008, the number of participants in each investment fund was as follows:

Number of
Participants

Thomas & Betts Corporation Stock Fund	1,285
Vanguard Wellington Fund	1,430
Vanguard 500 Index Fund	2,353
Vanguard Total Bond Market Index Fund	1,590
Vanguard International Growth Fund	1,661
Vanguard U.S. Growth Fund	1,043
Vanguard PRIMECAP Fund	1,121
Vanguard Windsor II Fund	765
Vanguard Explorer Fund	973
Vanguard Extended Market Index Fund	550
Vanguard Capital Opportunity Fund	411
Vanguard Growth Index Fund	211
Vanguard Target Retirement 2005 Fund	21
Vanguard Target Retirement 2010 Fund	85
Vanguard Target Retirement 2015 Fund	109
Vanguard Target Retirement 2020 Fund	138
Vanguard Target Retirement 2025 Fund	193
Vanguard Target Retirement 2030 Fund	197
Vanguard Target Retirement 2035 Fund	206
Vanguard Target Retirement 2040 Fund	164
Vanguard Target Retirement 2045 Fund	151
Vanguard Target Retirement 2050 Fund	142
Vanguard Target Retirement Income	353
Vanguard Retirement Savings Trust	1,621
Invesco Stable Value Trust	700

The number of participants in the Plan was less than the sum of participants shown above because many were participating in more than one fund.

Note 6:	Related-Party Transactions

The trustee of the Plan, Vanguard Fiduciary Trust Company, manages most of the Plan’s investments. Therefore, transactions involving Vanguard funds qualify as party-in-interest transactions. Fees paid by the Plan for recordkeeping services amounted to $0.1 million for each of the years ended December 31, 2008, 2007 and 2006.

Note 7:	Risks and Uncertainties

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Plan investments include collective trust funds that invest in securities with contractual cash flows which may include asset-backed and mortgage-backed securities. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, and may be adversely affected by shifts in the market’s perception of the issuers of these securities and changes in interest rates.

Note 8:	Termination

Although it has not expressed any intent to do so, the Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, the participants become fully vested in their accounts, except to the extent the law or regulations may preclude such vesting in order to prevent discrimination in favor of highly compensated employees.

Note 9:	Income Taxes

The Internal Revenue Service has issued a determination letter dated April 1, 2003 to the effect that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 and the trust established under the Plan is exempt from income tax under Section 501(c). Since the date of this letter, the Corporation has made amendments to the Plan. The Plan administrator and the Plan’s outside tax counsel believe that the Plan is properly designed to be in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

On January 1, 2007, the Plan adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes.” FIN 48 establishes financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. The adoption of FIN 48 had no impact on the Plan’s net assets available for benefits as of December 31, 2007 or changes in net assets available for benefits for the year then ended.

Note 10:	Collective Trust Funds

Plan investment options include the Vanguard Retirement Savings Trust (“Vanguard”) and Invesco Stable Value Trust (“Invesco”), which are collective trust funds that invest primarily in fully benefit-responsive investment contracts. However, as discussed in Note 1, the Invesco Stable Value Trust will not be an available investment option for future contributions to the Plan, and current balances in Invesco will be invested in Vanguard as they are redeemed in 2009.

The Plan’s interest in Vanguard and Invesco is calculated by applying the Plan’s ownership percentage in each of these funds to the total fair values of the funds. The underlying assets owned by Invesco and Vanguard consist primarily of guaranteed investment contracts.

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. There is no relationship between future crediting rates and the adjustment to contract value reported in the statements of net assets available for benefits.

The average market yield of Vanguard was 3.7% during 2008 and 4.7% during 2007. The average market yield of Invesco was 6.4% during 2008. The actual interest crediting rate to Vanguard participants was 3.4% during 2008 and 4.4% during 2007. The actual interest crediting rate to Invesco participants was 3.3%

Schedule 1

THOMAS & BETTS CORPORATION
EMPLOYEES’ INVESTMENT PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2008

(In thousands)		Current
Identity of Issue	Description	Value

Thomas & Betts Corporation Stock Fund*	1,145 units	$8,980
Mutual Funds and Investment Contracts:
Vanguard Wellington Fund*	1.056 units	25,808
Vanguard 500 Index Fund*	305 units	25,341
Vanguard Total Bond Market Index Fund*	1,595 units	16,237
Vanguard International Growth Fund*	902 units	11,003
Vanguard U.S. Growth Fund*	669 units	8,198
Vanguard PRIMECAP Fund*	136 units	6,065
Vanguard Windsor II Fund*	305 units	5,835
Vanguard Explorer Fund*	103 units	4,352
Vanguard Extended Market Index Fund*	151 units	3,626
Vanguard Capital Opportunity Fund*	171 units	3,453
Vanguard Growth Index Fund*	28 units	562
Vanguard Target Retirement 2005 Fund*	4 units	35
Vanguard Target Retirement 2010 Fund*	66 units	1,160
Vanguard Target Retirement 2015 Fund*	172 units	1,644
Vanguard Target Retirement 2020 Fund*	90 units	1,491
Vanguard Target Retirement 2025 Fund*	162 units	1,499
Vanguard Target Retirement 2030 Fund*	69 units	1,065
Vanguard Target Retirement 2035 Fund*	112 units	1,032
Vanguard Target Retirement 2040 Fund*	26 units	391
Vanguard Target Retirement 2045 Fund*	25 units	237
Vanguard Target Retirement 2050 Fund*	11 units	172
Vanguard Target Retirement Income*	577 units	5,493
Vanguard Retirement Savings Trust*	32,371 units	32,371	**
Invesco Stable Value Trust	9,198 units	9,198	**

Total Funds		175,248
Participant loans, maturity dates ranging from January 2009 to July 2023, and interest rates ranging from 5% to 10.5%*	5,925	5,925

Total		$181,173

*	Represents parties-in-interest with respect to the Plan.

**	Valued at contract value as the contracts are fully benefit-responsive.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thomas & Betts Corporation
Employees’ Investment Plan

By:	/s/ William E. Weaver, Jr.
William E. Weaver, Jr.
Plan Administrator

Date: June 19, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description

23	Consent of Independent Registered Public Accounting Firm

E-1